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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                               Ambase Corporation
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                    023164106
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 9, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].







                                   Page 1 of 9


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SCHEDULE 13D

CUSIP No. 023164106

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Kramer Spellman, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                         a[ ]
                                                b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                  7.      SOLE VOTING POWER

                          None

 NUMBER OF        8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              1,982,300
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  None
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          1,982,300

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         1,982,300

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.5%

14. TYPE OF REPORTING PERSON*
         PN

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SCHEDULE 13D

CUSIP No. 023164106

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Orin S. Kramer

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                         a[ ]
                                                b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                  7.      SOLE VOTING POWER

                          None

 NUMBER OF        8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              1,982,300
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  None
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          1,982,300

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         1,982,300

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.5%

14. TYPE OF REPORTING PERSON*
         IN


                                   Page 3 of 9
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SCHEDULE 13D

CUSIP No. 023164106

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jay S. Spellman

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                         a[ ]
                                                b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                  7.      SOLE VOTING POWER

                          None

 NUMBER OF        8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              None
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  None
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         None

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%

14. TYPE OF REPORTING PERSON*
         IN


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         This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission on December 13, 1996, as amended by the filing of Amendment No. 1 on December 19, 1996 and the filing of Amendment No. 2 on January 28, 1997, and constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is revised and amended in its entirety as set forth below:

         (a)-(b) As of October 9, 1998:

         (i) Mr. Kramer had beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 1,982,300 shares of the Common Stock, par value $0.01 per share, of Ambase Corporation ("Common Stock") by virtue of his position as general partner of KS. Such shares represent 4.5% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Kramer Spellman, L.P. ("KS").

         (ii) Mr. Spellman no longer has Beneficial Ownership of any Common Stock as a result of his withdrawal as a general partner of KS effective as of December 31, 1997. Accordingly, Mr. Spellman no longer shares voting power or dispositive power over the Common Stock with Mr. Kramer and KS.

         (iii) KS had Beneficial Ownership of 1,982,300 shares of Common Stock by virtue of its position as general partner of,

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or discretionary investment manager to, the Partnerships and Managed Accounts, as the case may be, holding such shares of Common Stock. Such shares represent 4.5% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer.

         The percentages used herein are calculated based upon the 44,533,519 shares of Common Stock stated to be issued and outstanding as of June 30, 1998, as reflected in the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 1998.

         (c) The trading dates, number of shares sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter transactions.

         (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds upon the sale of, shares of Common Stock, except that the respective shareholders, partners or owners, as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from, or the proceeds upon the sale of, the shares of Common Stock held for their respective accounts.

         (e) Effective December 31, 1997, Mr. Spellman ceased to be a Beneficial Owner of more than 5% of the outstanding shares of Common Stock as a result of his withdrawal as a general


                                   Page 6 of 9
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partner of KS as of that date. Additionally, effective October 9, 1998, both KS and Mr. Kramer each ceased to be a Beneficial Owner of more than 5% of the outstanding shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

         Joint Filing Agreement among KS, Mr. Kramer and Mr. Spellman, dated December 13, 1996 (filed as Exhibit 99 to the initial Schedule 13D and incorporated herein by reference).

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 14, 1998


                              KRAMER SPELLMAN L.P.

                              By: /s/ Orin S. Kramer
                                  --------------------------
                                  Name: Orin S. Kramer
                                  Title: General Partner



                              /s/ Orin S. Kramer
                              ------------------------------
                                  Orin S. Kramer


                              /s/ Jay S. Spellman
                              ------------------------------
                                  Jay S. Spellman


                                   Page 8 of 9
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                                                                   Schedule I
                                                                   ----------


      Date                    Shares Sold                Price Per Share
      ----                    -----------                ---------------

    09/15/98                     15,500                       2.300
    09/16/98                     25,000                       2.270
    09/29/98                     25,000                       2.150
    10/01/98                     25,000                       2.130
    10/09/98                    800,000                       1.496


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